Exhibit 99.1

Sinovac Schedules Investor Conference Call for February 6, 2007
Friday February 2, 9:00 am ET

BEIJING, Feb. 2 /PRNewswire-FirstCall/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, today announced that it has scheduled an investor conference call at 12:30 pm ET on Tuesday, February 6, 2007. Ms. Nan Wang, Vice General Manager, and Helen Yang, International Finance Manager, will review Sinovac's corporate presentation.

The corporate presentation and a live Web cast of the conference call will be available online on the IR Home page of the Investors section of Company's corporate Web site at www.sinovac.com.

The dial-in numbers are (877) 407-4018 for domestic callers, and (201) 689-8471 for international. After the live Web cast, the call will remain available on Sinovac's web site until February 13, 2007. In addition, a telephonic replay of the call will be available until February 13, 2007. The replay dial-in numbers are (877) 660-6853 for domestic callers and (201) 612- 7415 for international callers. Please use account number 3055 and conference ID number 230156.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    Contact Information:                                 Investors/Media:
    Helen G. Yang                                         Stephanie Carrington/Janine McCargo
    Sinovac Biotech Ltd.                                The Ruth Group
    Phone: +86-10-82890088 Ext. 871         (646) 536-7017/7033
    Fax: +86-10-62966910                           scarrington@theruthgroup.com
    Email: info@sinovac.com                          jmccargo@theruthgroup.com